EXHIBIT 99.1

Student Transportation Inc. Awarded Three New Contracts in Upstate NY

Contracts Add Over $7M in Annualized Revenue for Next School Year

WALL, N.J., Feb. 24, 2014 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI") (TSX:STB) (Nasdaq:STB), North America's third largest provider of school bus transportation services announced today its subsidiary, Student Transportation of America, Inc. (STA), has been awarded three new school transportation contracts in upstate New York. Batavia City School District and Attica Central School District, both members of the Genesee Valley Educational Partnership, along with the Williamsville Central School District, have all signed new contracts with STA and will switch from their current service provider beginning next school year. The contracts will generate over $7 million in new annualized revenue for STA starting next school year. STA will provide approximately 150 vehicles and all contracts include customer-paid fuel, further reducing STA's exposure to fuel fluctuations.

"This is a great new addition to our expanding fleet in western NY," said Gene Kowalczewski, Senior Vice President of STA. "Currently, we have operations in the Greater Buffalo Niagara Frontier and this adds to the regional density we are building there. We look forward to expanding our operation here and welcoming in over 200 new employees to our family."

About Student Transportation

Founded in 1997, Student Transportation Inc. (TSX:STB) (Nasdaq:STB) is North America's third-largest and most progressive provider of school bus transportation services, operating more than 10,000 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "should," "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: INVESTOR CONTACTS:

         Student Transportation Inc.

         Patrick J. Walker
         Executive Vice President and Chief Financial Officer

         Keith P. Engelbert
         Director of Investor Relations
         (843) 884-2720
         Email: invest@rideSTBus.com
         Website: www.rideSTBus.com